# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Stone Point Credit Income Fund, CIK 0002031283
CUSIP: 000000000
Title of class of securities: Common Shares
Address of issuer's principal executive offices: 20 HORSENECK LANE, GREENWICH, Connecticut (CT), 06830
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001081019

## Reporting persons
- CALIFORNIA STATE TEACHERS RETIREMENT SYSTEM: type of reporting person: employee benefit plan or endowment fund (EP); citizenship or place of organization: California (CA); sole voting power 1,677,300; sole dispositive power 1,677,300; aggregate amount beneficially owned 1,677,300 (9.1% of the class)

## Item 1. Issuer
Name of issuer: Stone Point Credit Income Fund
Address of issuer's principal executive offices: 20 HORSENECK LANE, GREENWICH, CONNECTICUT, 06830

## Item 2. Person Filing
Name of person filing: California State Teachers Retirement System (CalSTRS)
Address of principal business office or, if none, residence: 100 Waterfront Place, MS 04 West Sacramento, CA 95605-2807
Citizenship: USA Governmental Employee Benefit Plan

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: employee benefit plan or endowment fund (EP)

## Item 4. Ownership
Amount beneficially owned: 1,677,300
Percent of class: 9.10%
Sole power to vote or to direct the vote: 1,677,300
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1,677,300
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- CALIFORNIA STATE TEACHERS RETIREMENT SYSTEM: Shifat Hasan, Senior Portfolio Manager (11/10/2026)